UPTIP INC.

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

WITH INDEPENDENT ACCOUNTANT'S COMPILATION REPORT

TABLE OF CONTENTS



Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S COMPILATION REPORT

To the Board of Directors
UpTip Inc.
Reno, Nevada

Management is responsible for the accompanying financial statement of UpTip Inc., which comprise of the balance sheets as of December 31, 2021, and 2020, and the related statements of income, statements of equity, and statements of cash flows for the years then ended, and the related notes to the financial statement in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on the financial statement.

Belle Business Services, LLC

Belle Business Services, LLC
March 2, 2022

UPTIP INC.
BALANCE SHEETS
DECEMBER 31, 2021 AND 2020
(unaudited)

ASSETS

	2021	2020
CURRENT ASSETS		
Cash and cash equivalents	$ 34,806	$ 76,439
TOTAL CURRENT ASSETS	34,806	76,439
OTHER ASSETS		
Software development	65,913	-
TOTAL ASSETS	$ 100,719	$ 76,439

LIABILITIES AND SHAREHOLDERS' EQUITY

	2021	2020
CURRENT LIABILITIES		
Accounts payable	$ 4,932	$ 5,985
Convertible notes - current portion	78,410	-
TOTAL CURRENT LIABILITIES	83,342	5,985
LONG-TERM LIABILITIES		
Convertible notes	50,663	75,340
TOTAL LONG-TERM LIABILITIES	50,663	75,340
TOTAL LIABILITIES	134,005	81,325
SHAREHOLDERS' EQUITY		
Common stock, see note 5	80	80
Additional paid-in capital	7,920	7,920
Accumulated deficit	(41,286)	(12,886)
TOTAL SHAREHOLDERS' EQUITY	(33,286)	(4,886)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 100,719	$ 76,439

See independent accountant's compilation report and accompanying notes to financial statements.

UPTIP INC.
STATEMENTS OF INCOME
DECEMBER 31, 2021 AND 2020
(unaudited)

	2021	2020
REVENUES	$ 1,674	$ -
COST OF GOODS SOLD	13,134	-
GROSS PROFIT	(11,460)	-
OPERATING EXPENSES		
General and administrative	7,018	8,821
Professional fees	850	3,725
Sales and marketing	5,339	-
TOTAL OPERATING EXPENSES	13,207	12,546
NET OPERATING LOSS	(24,667)	(12,546)
OTHER EXPENSES		
Interest expense	(3,733)	(340)
TOTAL OTHER EXPENSES	(3,733)	(340)
NET LOSS	$ (28,400)	$ (12,886)

See independent accountant's compilation report and accompanying notes to financial statements.

UPTIP INC.
STATEMENTS OF EQUITY
DECEMBER 31, 2021 AND 2020
(unaudited)

| | Common Stock | | Additional | Retained Earnings | |
	Shares	Amount	Paid-in Capital	(Accumulated Deficit)	Total
BEGINNING BALANCE, JULY 28, 2020 (INCEPTION)	-	$ -	-	$ -	$ -
Issuance of common stock	8,000,000	80	7,920	-	$ 8,000
Net loss	-	-	-	(12,886)	$ (12,886)
ENDING BALANCE, DECEMBER 31, 2020	8,000,000	$ 80	$ 7,920	$ (12,886)	$ (4,886)
Net loss	-	-	-	(28,400)	$ (28,400)
ENDING BALANCE, DECEMBER 31, 2021	8,000,000	$ 80	$ 7,920	$ (41,286)	$ (33,286)

See independent accountant's compilation report and accompanying notes to financial statements.

UPTIP INC.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2021 AND 2020
(unaudited)

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (28,400)	$ (12,886)
Adjustments to reconcile net income to net cash		
Increase (decrease) in liabilities:		
Accounts payable	(1,053)	5,985
Accrued interest on convertible notes	3,733	-
CASH USED FOR OPERATING ACTIVITIES	(25,720)	(6,561)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for intangible assets	(65,913)	-
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES	(65,913)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of convertible notes	50,000	75,000
Issuance of common stock	-	8,000
CASH PROVIDED BY FINANCING ACTIVITIES	50,000	83,000
NET INCREASE (DECREASE) IN CASH	(41,633)	76,439
CASH AT BEGINNING OF YEAR	76,439	-
CASH AT END OF YEAR	$ 34,806	$ 76,439
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ -	$ -
INCOME TAXES	$ -	$ -

See independent accountant's compilation report and accompanying notes to financial statements.

1. <u>**Summary of Significant Accounting Policies**</u>

   The Company
   UpTip Inc. (the "Company") was incorporated in the State of Delaware on July 28, 2020. The Company's mission is to drive value in the service industry, replacing cash tipping with a frictionless e-payment and quality ratings platform that connects people in new and meaningful ways.

   Going Concern
   Since Inception, the Company has relied on funds from convertible notes and common stock issued to fund its operations. As of December 31, 2021, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2021, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

   Fiscal Year
   The Company operates on a December 31st year-end.

   Basis of Presentation
   The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

   Use of Estimates
   The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

   Cash and Cash Equivalents
   The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, and 2020, the Company held no cash equivalents.

   Risks and Uncertainties
   The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

   The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2021.

1. **Summary of Significant Accounting Policies (continued)**

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2021, and 2020, the Company had no accounts receivable.

Software Development Costs
In compliance with ASC 350-50, Accounting for Costs of Computer Software Development and ASC 985-20, Costs of Software to be Sold, Leased or Marketed, in the future, the Company will capitalize and carry forward as assets, the costs to develop the UpTip platform. Research is the planned efforts of a company to discover new information that will help create a new product or service. Such costs are expensed. Development takes the findings generated by research and formulates a plan to create the desired platform. The Company applies the GAAP capitalization requirements of the "waterfall" approach which includes a specific sequential order of Plan, Design, Coding/development, Testing and Software release.

The Company monetizes and forecasts the revenues from the internally developed software and amortize the aggregate costs of the developmental software asset over the forecasted revenue stream; a matching of the revenue and costs, using the straight-line method, based on estimated useful lives of the asset. Maintenance of the platform will be expensed. The Company will begin amortizing the costs of the software in 2022.

The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021, and 2020.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Income taxes (continued)
The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of Delaware.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

1.   **Summary of Significant Accounting Policies (continued)**

Revenue Recognition
The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company generates revenues by selling a cashless tipping application. The Company's payments are generally collected upfront. For years ending December 31, 2021, and 2020 the Company recognized $1,674 and nil in revenue, respectively.

Stock Compensation Expense
ASC 718, Compensation – Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees and non-employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values at the grant date. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, Equity – Based Payments to Non-Employees. Measurement of share-based payment transactions with non-employees is based on the fair grant date FV of equity instruments. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date. Share-based compensation expense for the years ended December 31, 2021, and 2020 was nil.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively.

See independent accountant's compilation report.

1.   **Summary of Significant Accounting Policies (continued)**

New Accounting Pronouncements (continued)
The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity.* ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2.   **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   **Convertible Notes**

The Company has issued several promissory notes. In 2020, three promissory notes were issued for a total of $75,000 with 4% APRs, target valuations of $15,000,000, discount rates of 15% and maturity dates in 2022. In 2021, two promissory notes were issued for a total of $50,000, with 4% APRs, target valuations of $8,000,000, discount rates of 15% and maturity dates in 2023. The notes may automatically convert into preferred stock using the following equation "Maximum Conversion Price" is equal to the lesser of either (1) the product obtained by multiplying (x) the per share price of the Preferred Stock by (y) 100% minus 15% or (2) the quotient obtained by dividing (A) the "Target Valuation" by (B) the Diluted Capitalization of the Company, as of immediately prior to the initial closing of the Qualified Equity Financing (including the shares reserved or authorized for issuance under the Company's existing equity incentive plan or any equity incentive plan to be adopted in the connection with the Qualified Equity Financing, but excluding all notes which are converted into Capital Stock in connection with the Qualified Equity Financing (including this Note and the other Notes issued under the Note Purchase Agreement)).

3.   **Cost of Goods Sold**

During the year ending December 31, 2021, the Company launched their application. Concurrent with the launch, the Company had some new users that made fraudulent charges on their app totaling $13,073 for the year then ended. Management decided not to contest the changes, and then put safeguards in place to help ensure this does not happen again in the future.

4.   <u>**Equity**</u>

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 16,000,000 shares, at $0.00001 par value per share. As of December 31, 2021, and 2020, 8,000,000 shares have been issued and are outstanding.

Equity Incentive
The Company's 2020 Stock Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 2,000,000 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. As of December 31, 2021, and 2020, no shares have been issued under the Plan.

5.   <u>**Going Concern**</u>

These financial statements are prepared on a going concern basis. The Company registered on July 28, 2020 and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

6.   <u>**Subsequent Events**</u>

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $250,000 in Convertible Notes. The Company is attempting to raise a minimum amount of $50,000 in this offering and up to $250,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through WeFunder (the "Intermediary"). The Intermediary will be entitled to receive a 5% commission fee.

Managements Evaluation
The Company has evaluated subsequent events through March 2, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.